UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUMITOMO KINZOKU KOGYO KABUSHIKI GAISHA

(Name of Subject Company)

SUMITOMO METAL INDUSTRIES, LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NIPPON STEEL CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Tsuyoshi Harada Head of Department Legal Department Nippon Steel Corporation 6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan Tel: +81-3-6867-2532

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of “Execution of Master Integration Agreement between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.”, dated September 22, 2011[1].

2	English translation of “Nippon Steel and Sumitomo Metals name the CEO and COO of Nippon Steel & Sumitomo Metal Corporation”, dated March 2, 2012.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press releases included as Exhibit 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Nippon Steel Corporation has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on September 22, 2011.

[1]	Previously furnished to the Commission as part of Form CB on September 22, 2011.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON STEEL CORPORATION

By:	/s/ Tatsuro Shirasu
Name: Tatsuro Shirasu
Title: Director and General Manager General Administration Div.

Date: March 2, 2012